SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. PUBLICLY HELD COMPANY CNPJ/MF nº 02.558.074/0001-73 - NIRE 353001587.9-2

RELEVANT FACT

The management of Vivo Participações S.A. hereby announces that the Corporate Restructuring described in the Relevant Fact dated as of May 2nd, 2006 was duly approved in the extraordinary general shareholders meetings held on October 31, 2006, as per the minutes to be published as of November 1st, 2006. Accordingly, Telergipe Celular S.A., Telebahia Celular S.A., Telerj Celular S.A., Telest Celular S.A., Celular CRT S.A., Telesp Celular S.A., Tele Centro Oeste Celular Participações S.A., Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleron Celular S.A., Teleacre Celular S.A. and Norte Brasil Telecom S.A. (jointly referred to herein as the “Operating Companies”) were merged into Vivo S.A. (new corporate name of Global Telecom S.A.) and, as a consequence, such Operating Companies were extinguished. In view of the proposal presented by the management of Vivo S.A., the General Shareholders Meeting resolved not to merge the company TCO-IP S.A., which shall continue to exist, considering that it does not provide SMP services (Personal Mobile Services).

For those former shareholders of the companies TCO, Telegoiás, Telemat, Telems, Teleacre and Teleron who held shares of such companies prior to the merger of the companies’ shares and prior to the corporate restructuring described in the Relevant Fact announced on December 4, 2005 who were entitled to dividends/interests on shareholders’ equity and to fractions of shares arising from the reverse split of shares as previously approved, in case such compensations result from the fiscal years of 2003, 2004 and 2005 and have not been requested by the shareholders or become time-barred, it was resolved that as of November 1st, 2006, the ownership of the accounts kept by such shareholders shall be transferred to Vivo S.A., keeping the former account numbers and branch in order to identify the payments owned by each of the merged companies, up to the time barring of such payments.

As previously clarified in the Relevant Fact published on May 2nd, 2006, the SMP and SCM services that were provided by the Operating Companies in all the areas and regions shall be provided by the Surviving Entity with the full continuity of the rendering of services to the clients and users of the Operating Companies, which shall not be required to take any measures to such extent.

As the Corporate Restructuring did not directly involve Vivo Participações S.A. thereby affecting only the companies controlled by it, the capital stock and the shareholders’ equity of Vivo Participações S.A., as well as its shareholding structure and the current rights granted by the shares issued by Vivo Participações S.A. shall not be changed at all.

At last, considering that the Corporate Restructuring involved companies that were controlled solely by Vivo Participações S.A., the right to withdraw is not applied thereto.

Further clarification may be obtained at Vivo’s Investor Relations Office at +55 (11) 5105-2276, with Mr. Charles Edwards Allen.

São Paulo, October 31, 2006

VIVO PARTICIPAÇÕES S.A.
Ernesto Gardelliano
Director of Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2006

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.